UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2019

Commission File No.: 001-37947

Hunter Maritime Acquisition Corp.

Tower A, WangXin Building

28 Xiaoyun Rd

Chaoyang District, Beijing, 100027

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Other Information

Attached hereto as Exhibit 99.1 is a notice of annual meeting of shareholders and information statement of Hunter Maritime Acquisition Corp., a company incorporated under the laws of the Marshall Islands (the “Company”), relating to the Company’s 2019 annual meeting of shareholders.

Where to Find Additional Information

The Company is a foreign private issuer. As such, the information statement is not subject to review and comment by the Securities and Exchange Commission (the “SEC”).

Shareholders are urged to carefully read the information statement, because it contains important information about the Company and the 2019 annual meeting of shareholders. Copies of the information statement and other documents filed by the Company are available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to the Company, Attn: Jia Sheng, Chief Executive Officer, Tower A, WangXin Building, 28 Xiaoyun Rd, Chaoyang District, Beijing, 100027.

Exhibits

Exhibit No.	Description
99.1	Notice of Annual Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 8, 2019

HUNTER MARITIME ACQUISITION CORP.

By:	/s/ Jia Sheng
Name:	Jia Sheng
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Annual Meeting of Shareholders